

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2018

Craig Ramsey
Chief Financial Officer
AMC ENTERTAINMENT HOLDINGS, INC.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re: AMC ENTERTAINMENT HOLDINGS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **Form 10-Q for the Fiscal Period Ended March 31, 2018**
> **Filed May 7, 2018**
> **File Nos. 001-33892**

Dear Mr. Ramsey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure